19
7/10/09

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

09041140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50558~~ 65988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHEN L. SCHECHTER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1500 BROADWAY
(No. and Street)
NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK MANZO (212) 994-3773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WAGNER SHARER MURTAUGH & PETREE
(Name – *if individual, state last, first, middle name*)
1103 LAUREL OAK ROAD, SUITE 105B, VOORHEES, NJ 08043
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/17/09

OATH OR AFFIRMATION

I, GRANVILLE UNGERLEIDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN L. SCHECHTER & CO.. INC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
CHERYL C. SHAPIRO
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Feb. 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of OPERATIONS
- ☒ (d) Statement of CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAGNER SHARER MURTAUGH & PETREE
Certified Public Accountants
Business Advisors

18 West King Street
Malvern, PA 19355
Tel: 610-647-7840
Fax: 610-647-5962

Laurelwood Corporate Center
1103 Laurel Oak Road, Suite 105B
Voorhees, NJ 08043
Tel: 856-435-3200
Fax: 856-435-4868
www.wagnersharer.com

193 N. Harrison Street
Princeton, NJ 08540
Tel: 609-683-0271
Fax: 609-683-1006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

We have audited the accompanying statement of financial condition of Stephen L. Schechter & Co., Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen L. Schechter & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

WAGNER SHARER MURTAUGH & PETREE

Wagner Sharer Murtaugh + Petree

Certified Public Accountants

Voorhees, New Jersey
February 25, 2009

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:		
Cash and cash equivalents	$	16,978
Prepaid expenses		62
Total assets	$	17,040

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	6,100
Total liabilities		6,100
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized; 150 shares issued and outstanding		-
Additional paid in capital		223,497
Accumulated deficit		(212,557)
Total stockholder's equity		10,940
Total liabilities and stockholder's equity	$	17,040

The accompanying notes are an integral part of these financial statements.

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Interest income	$	166
Total revenue		166
EXPENSES		
Professional fees and outside consultants		5,300
Regulatory fees		614
Miscellaneous expenses		772
Total expenses		6,686
Net loss	$	(6,520)

The accompanying notes are an integral part of these financial statements.

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2008	150	$ -	$ 218,222	$ (206,037)	$ 12,185
Additions	-	-	5,275	-	5,275
Net loss	-	-	-	(6,520)	(6,520)
Balance, December 31, 2008	150	$ -	$ 223,497	$ (212,557)	$ 10,940

The accompanying notes are an integral part of these financial statements.

STEPHEN L. SCHECHTER & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,520)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in operating assets:		
Prepaid expenses		14
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(2,650)
Net cash used in operating activities		(9,156)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to additional paid in capital		5,275
Net cash provided by investing activities		5,275
Net decrease in cash and cash equivalents		(3,881)
Cash and cash equivalents, beginning		20,859
Cash and cash equivalents, end	$	16,978

SUPPLEMENTAL SCHEDULE OF CASH PAID DURING THE YEAR FOR:

Income taxes	$	275
Interest	$	-

The accompanying notes are an integral part of these financial statements.

STEPHEN L. SCHECHTER & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1. **Ownership and Operation of the Company:**

Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") was incorporated under the laws of the State of Delaware in 1979. The Company is a registered broker-dealer, providing placement of securities and advisory services relating to corporate finance transactions. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investors Protection Corporation ("SIPC").

2. **Significant Accounting Policies:**

Revenue and Cost Recognition:

The Company reports revenues and expenses on the accrual method of accounting.

Cash and Cash Equivalents:

Cash and cash equivalents consist of cash in banks, petty cash on hand, and highly liquid instruments, with original maturities of less than ninety days that are not for sale in the ordinary course of business.

Income Taxes:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the Company's income or loss is passed to the shareholder individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising Cost:

Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2008.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STEPHEN L. SCHECHTER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

3. **Net Capital Requirement:**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 15 times net capital). At December 31, 2008, the Company had net capital of $10,878, which was $5,878 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1 at December 31, 2008.

4. **Contingencies:**

In November 2007, the Company's sole stockholder entered into an agreement to sell his entire interest in the Company. This transaction is subject to FINRA's approval.

5. **Concentration of Credit Risk:**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high credit quality institutions. At times such cash may be in excess of the FDIC insurance limit.

SUPPLEMENTAL SCHEDULES

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2008

Net Capital	
Total stockholders' equity	S 10,940
Less: non-allowable assets: Prepaid expenses	(62)
Net capital at December 31, 2008	10,878
Minimum net capital required	5,000
Excess net capital	$ 5,878
Excess net capital at 1,000 percent	$ 5,878
Aggregate Indebtedness	
Total aggregate indebtedness	$ 6,100
Computation of Minimum Net Capital Required	
Total aggregate indebtedness	$ 6,100
Rate	6.7%
	$ 409
Minimum dollar net capital requirement	$ 5,000
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	56%

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

STEPHEN L. SCHECHTER & CO., INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3

DECEMBER 31, 2008

The company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule

See independent auditors' report.

WAGNER SHARER MURTAUGH & PETREE
Certified Public Accountants
Business Advisors

18 West King Street
Malvern, PA 19355
Tel: 610-647-7840
Fax: 610-647-5962

Laurelwood Corporate Center
1103 Laurel Oak Road, Suite 105B
Voorhees, NJ 08043
Tel: 856-435-3200
Fax: 856-435-4868
www.wagnersharer.com

193 N. Harrison Street
Princeton, NJ 08540
Tel: 609-683-0271
Fax: 609-683-1006

AUDITORS' REPORT ON INTERNAL CONTROLS

To the Board of Directors of
Stephen L. Schechter & Co., Inc.

In planning and performing our audit of the financial statements of Stephen L. Schechter & Co., Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section S of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate for the year ended December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WAGNER SHARER MURTAUGH & PETREE

Wagner Sharer Murtaugh + Petree

Certified Public Accountants

Voorhees, New Jersey
February 25, 2009